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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*
                          The Chalone Wine Group, Ltd.
   ---------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    157639105
                      ------------------------------------
                                 (CUSIP Number)

                             Michael A. Varet, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 835-6250
  ----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               March 14, 2000
                  ---------------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      SEC 1746 (12-91)

                                                          SCHEDULE 13D
CUSIP No.  157639105                                   Page 2 of 6 Pages
----------------------------------------------------------------------------
 1                          NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Domaines Barons de Rothschild (Lafite)
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 3                                SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 4                              SOURCE OF FUNDS*

                                     BK, WC
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                                                                2(d) or 2(e) |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     France
----------------------------------------------------------------------------
              --------------------------------------------------------------
               7                      SOLE VOTING POWER

  NUMBER OF                                  4,535,376

              --------------------------------------------------------------
              --------------------------------------------------------------
   SHARES      8                     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                       0
              --------------------------------------------------------------
              --------------------------------------------------------------
    EACH       9                   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                    4,535,376
              --------------------------------------------------------------
              --------------------------------------------------------------
    WITH      10                  SHARED DISPOSITIVE POWER

                                                 0
              --------------------------------------------------------------
----------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       4,535,376
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                                   SHARES* |X|
      Excludes shares held by others pursuant to the 1995 Voting Agreement among the Reporting
              Person, SFI Intermediate Ltd. and W. Philip Woodward.
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         46.4%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 14                         TYPE OF REPORTING PERSON

                                          CO
----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

           This amends the Statement on Schedule 13D, dated April 19, 1989, as amended by Amendment Nos. 1 through 15 (the "Schedule 13D"), previously filed with the Securities and Exchange Commission by Domaines Barons de Rothschild (Lafite) (the "Reporting Person") with respect to its beneficial ownership of common stock, no par value, of The Chalone Wine Group Ltd., a California corporation.

      Item 1.  Security and Issuer.

           This statement relates to the Common Stock, no par value (the "Common Stock") of The Chalone Wine Group, Ltd., a California corporation (the "Company"). The address of the Company's principal executive office is 621 Airpark Road, Napa, California 94585-6272.

      Item 2.  Identity and Background.

           Response unchanged.

      Item 3.  Source and Amount of Funds or Other Consideration.

           Item 3 of the Schedule 13D is supplemented as follows:

           Substantially all the funds used by the Reporting Person to purchase the shares of Common Stock as described herein were obtained through a bank overdraft facility. See response to item 6. The aggregate purchase price for the purchase of such shares of Common Stock was $3,104,169.15.

      Item 4.  Purpose of Transaction.

           Item 4 of the Schedule 13D is supplemented as follows:

           On March 8, 2000, the Reporting Person exercised in full its right to purchase 416,667 shares of Common Stock pursuant to a Warrant issued by the Company on August 25, 1995
(the "1995 Warrant"). The Reporting Person undertook to exercise the 1995 Warrant prior to its October 25, 2000 expiration date in consideration of a reduction in the exercise price of the 1995 Warrant from $8.00 per share to $7.45 per share authorized by the Company's Board of Directors. The purpose of the exercise of the

1995 Warrant was to acquire the shares of Common Stock issuable upon exercise at a reduced exercise price prior to the expiration of the exercise period and to assist the Company by providing cash to fund certain acquisitions.

           Except  as  set  forth  in  the   preceding   paragraph,
Reporting Person does not have any present plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      Item 5.  Interest in Securities of the Issuer.

           (a) Item 6(a) of the Schedule 13D is supplemented as follows:

           As of March 8, 2000, Reporting Person beneficially owned, an aggregate of 4,535,376 shares of Common Stock. The shares of Common Stock beneficially owned by Reporting Person represents 46.4% of the Common Stock outstanding, based on a total of 9,366,038 shares of Common Stock outstanding on February 9, 2000 (as reported in the Company's Form 10-Q/A, filed February 23, 2000).

           (b)  Response unchanged.

           (c)  Not applicable.

           (d)  Not applicable.

           (e)  Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Item 6 of the Schedule 13D is supplemented as follows:

           The Reporting Person obtained $3.1 million of the funds necessary to exercise the 1995 Warrant through a bank overdraft facility extended by Credit Lyonnais. The overdraft is for a maximum period of one year and bears interest at LIBOR plus .45 percent.

           The Reporting Person understands that on February 29, 2000, SFI Intermediate Ltd., exercised in full its right to purchase 416,667 shares of Common Stock pursuant to a Warrant issued by the Company. Such exercise was made on the same terms that the Reporting Person exercised the 1995 Warrant.

      Item 7.  Material to be Filed as Exhibits.

             None.

                                SIGNATURE

           After  reasonable   inquiry  and  to  the  best  of  its
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:   March 14, 2000   DOMAINES BARONS DE ROTHSCHILD
                               (LAFITE)

                               By     /s/ Michael A. Varet
                                        Michael A. Varet
                                        Attorney-in-Fact